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                    UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
FORM 4
/  /  Check box if no longer
      subject to Section 16.  Form 4
      or Form 5 obligations may
      continue.  See Instruction 1(b)

            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                      Section 17(a) of the Public Utility
                 Holding Company Act of 1935 or Section 30(f)
                    of the Investment Company Act of 1940


1.  Name and Address of Reporting Person*

    GLAXO WELLCOME PLC
    (Last)                 (First)              (Middle)

    Glaxo Wellcome House, Berkeley Avenue
          (Street)

    Greenford, Middlesex, UB6 ONN, England
    (City)                 (State)                 (Zip)


2.  Issuer Name and Ticker or Trading Symbol

    Maxygen, Inc. (MAXY)

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (Voluntary)

    N/A

4.  Statement for Month/Year

    October 2000

5.  If Amendment, Date of Original (Month/Year)

    N/A

6.  Relationship of Reporting Person(s) to Issuer
    (Check all applicable)

          Director                        X  10% Owner
    -----                               -----
          Officer (give title below)          Other (specify below)
    -----                               -----


*If the Form is filled by more than one Reporting Person, see
Instruction 4(b)(v).

7.  Individual or Joint/Group Filing (Check applicable line)
    X
    --------  Form filed by One Reporting Person

    --------  Form filed by more than one Reporting Person


           Table I     Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned

1.  Title of Security (Instr. 3)

    Common Stock

2.  Transaction Date (Month/Day/Year)

    10/03/2000

3.  Transaction Code (Instr. 8)
    Code                       V

    J (see (2) below)

4.  Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
    Amount            (A) or (D)            Price

    340,393                A                $48.875

5.  Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

    6,406,643

6.  Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)

    I

7.  Nature of Indirect Beneficial Ownership (Instr. 4)

    See (2) and (3) below

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


           Table II -- Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned
                       (e.g., puts, calls, warrants, options,
                       convertible securities)

1.  Title of Derivative Security (Instr. 3)


2.  Conversion of Exercise Price of Derivative Security


3.  Transaction Date (Month/Day/Year)

4.  Transaction Code (Instr. 8)
    Code                       V


5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)


6.  Date Exercisable and Expiration Date
    (Month/Day/Year)

    Date Exercisable
    Expiration Date


7.  Title and Amount of Underlying Securities
    (Instr. 3 and 4)

    Title
    Amount or Number of Shares


8.  Price of Derivative Security (Instr. 5)


9.  Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)


10.  Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 4)


11.  Nature of Indirect Beneficial Ownership
     (Instr. 4)


Explanation of Responses:

(1) As the parent company of Wellcome Limited, which owns 83.3% of Glaxo Wellcome Holdings Limited, which in turn owns 100% of Glaxo Wellcome International B.V., the Reporting Person may be deemed, for purposes of
     Section 16 of the Securities Exchange Act of 1934, as amended (the "Act"), to be the beneficial owner of Maxygen Common Stock held of record by Glaxo Wellcome International B.V. and, therefore, may be deemed to be a "10 percent beneficial owner" for purposes of Section 16 of the Act.

(2) These 340,393 shares of Maxygen Common Stock were acquired by Glaxo Group Limited, a limited partner of Technogen Associates, L.P., when Technogen Associates, L.P. distributed shares of Maxygen Common Stock to its partners. As the parent company of Glaxo Group Limited, the Reporting Person may be deemed, for purposes of Section 16 of the Act, to be the beneficial owner of the 340,393 shares of Maxygen Common Stock held of record by Glaxo Group Limited.

(3) Pursuant to stock options granted by the Issuer, Mr. Adrian Nevil Hennah, a director of the Issuer who was designated by Glaxo Wellcome plc, is the record owner of 75,000 options of the Issuer (the "Options"), which may be converted, subject to vesting pursuant to the terms thereof, into 75,000 shares of Maxygen Common Stock. The Options are held of record by Mr. Adrian Nevil Hennah for the benefit of Glaxo Wellcome plc which has the sole power to direct both the voting and disposition of the Options. The Reporting Person may therefore be deemed, for purposes of Section 16 of the Act, to be the beneficial owner of the 56,250 currently exercisable Options held of record by Mr. Adrian Nevil Hennah.

Pursuant to Rule 16a-1(a)(4) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons herein states that this filing shall not be deemed an admission that he or it is the beneficial owner of any of the securities covered by this Statement.

    GLAXO WELLCOME PLC                       November 7, 2000
                                             --------------------
                                                    Date
    By: /s/ S.J. Cowden
        -------------------------
        Name:  S.J. Cowden
        Title:  Company Secretary

    **Signature of Reproting Person



*** Intentional misstatements or omissions of facts constitute
    Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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